Coca-Cola İçecek

08000634

SEC Mail
Mail Processing
Section

JAN 24 2008

Washington, DC
106

PROCESSED

FEB 14 2008

THOMSON
FINANCIAL

SUPPL

FILE 82-35049

January 21, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 18, 2008.

The Turkish Competition Authority changed competition law regulations applicable to all companies, and introduced a maximum 40% market share threshold criteria in order to benefit from block exemption.

The Competition Board concluded its analysis on Coca-Cola İçecek's ("CCI") block exemption and yesterday evening delivered its decision, which was pre-notified on September 12, 2007. The decision states that the exclusive contracts, signed by Coca-Cola Satış Dağıtım A.Ş. ("CCSD"), fully owned subsidiary of CCI, with final sales outlets, are not now covered under the group exemption. No individual exemption may be granted on contracts signed by CCSD and/or distributors with sales outlets and additionally, exclusivity conditions and implementations causing actual exclusivity are not allowed. In line with the decision, CCI will immediately start harmonization processes which will be finalized latest until July 1, 2008.

Items pertaining to the implementation of the decision may be summarized as follows:

A. Removal of the block exemption bans exclusivity in contracts, the condition not to sell competitor's products aiming to achieve actual exclusivity, demanding purchases at a specific portion of previous year's sales even if this is not written in the agreement, or to provide financial or similar advantages bound to the exclusivity condition.

B. The following special exemptions in the on-premise channel allow for exclusivity:

1. Special and public sector tenders: Tenders in which the non-competition condition does not exceed a period of 2 years with participation open to all entities, under transparent and competitive conditions.

2. Sponsorships: Sponsorships in a specific venue for the purpose of supporting specific sports, art and entertainment events in which beverage procurement constitutes an advertising-targeted by-component with a time limit of up to 60 days per year for a specific venue.

C. Restrictions applying to coolers:

1. CCI will allow a visible 20% of its cooler space in;

a. Any sales outlet with less than 100 sq.m. size in the home market channel that has no other cooler which consumers have direct access for non-alcoholic commercial beverages other than the CCI-owned cooler

b. Any sales outlet in the on-premise channel where no hygienically suitable cooler for non-alcoholic commercial beverages is available other than the CCI-owned cooler

2. Any CCI competitor in the alcohol-free commercial beverage market that has more than 50% market share , and the market share is double CCI's, is excluded from the cooler usage right in that specific category.

3. Competitors will be exempt from the cooler usage right for CCI's coolers for a period of two years following CCI's launch into new product category.

We have always been and continue to be committed to compete fairly in serving all stakeholders and be in compliance with all laws. We are "committed to excellence" in serving our customers and consumers.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

FILE 82-35049

January 21, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 18, 2008.

Last quarter consolidated sales volume is up by 12% from 81 million unit cases in 4Q06 to 91 million unit cases. Consolidated sales volume is up by 13% from 424 million unit cases in 2006 to 480 million unit cases in 2007.

Turkey Operation's volume increased by 11% to 382 million unit cases in 2007. While the year started with a low growth rate, CSD category growth picked up in the second quarter. Effective marketing activities especially around brands Coca-Cola and Fanta have been the driver of growth in the second half of 2007. The Coca-Cola "Bırr" Campaign throughout the summer and an effective Ramadan promotion in 3Q coupled with the New Year promotion have been sources of strong growth for brand Coca-Cola. Fanta volume increase was driven by an integrated local celebrity, "Beyaz", campaign and a frequency promotion in 4Q, which has been impactful in increasing the user base and frequency of consumption.

Healthy double digit growth rates were achieved in the NCB category. 2007 was another year of innovation for brand Cappy, marked with new graphics, new flavors and packages. Benefits of such strong flavor and package launches will further support Cappy's volume in 2008. Damla, our natural source water brand, was launced in March 2007 with a full package portfolio and finished the year as number two in the packaged water category.

International operations' volume increased by 23% to 98 million unit cases in 2007. On a proforma organic basis volume is up by 19% in international operations.(2) The share of international sales in total consolidated sales volume increased from 19% in 2006 to 20% in 2007. While we have experienced healthy volume growth in all international markets and in all

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

categories, Iraq and Syria, newly consolidated markets in 2007, also contributed to this increase in share.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68